Mail Stop 3561

      January 26, 2006

VIA U.S. MAIL AND FAX 630-798-3799
Mr. James Dite
Vice President and Controller
Tellabs, Inc.
One  Tellabs Center
1415 W. Diehl Road
Naperville, Illinois  60563

	Re:	Tellabs, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 15, 2005
		Form 10-Q for the Quarter Ended September 30, 2005
		Filed November 9, 2005
		File No. 0-9692

Dear Mr. Dite:

      We have reviewed your supplemental response letter dated January 4, 2006 as well as your filings and have the following comments. As noted in our comment letter dated October 19, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2004
Exhibit 13:  Tellabs` 2004 Annual Report

Critical Accounting Policies
	Goodwill, page 23

1. We reviewed the information provided to us with respect to the year ended December 31, 2005 and note that your CODM regularly reviewed operating results by product line. More specifically, we note your separate presentation of revenues, gross profit, operating expenses and operating profit for your Core product line, BBNS product line, Access product line, and services. In this regard, we refer you to page F318 of Section F of your correspondence that is entitled "Tellabs Consolidating P&L - Q3, 2005." Accordingly, it appears to us that each of the above meets the definition of an operating segment as detailed by paragraph 10 of SFAS 131. Please advise or revise.


2. If you believe that some of your operating segments for the year ended December 31, 2005 can be aggregated, please provide us with your analysis of paragraph 17 of SFAS 131. Further, provide us with a detailed analysis of paragraphs 16-24 that supports your determination of your reportable segments.

3. As a result of our review of the information provided to your CODM as addressed in our comments above, we believe that you should reconsider your evaluation of your reporting units for the year ended
December 31, 2005 under the guidance in paragraph 30 of SFAS 142 and
EITF D-101.  Please advise or revise.

4. With respect to the information provided to us with regard to the year ended December 31, 2004, please:

* Tell us whether you provided your CODM with a report similar to the
"Tellabs Consolidating P&L - Q3, 2005" report on an actual basis.

* Tell us if you provided your CODM with reports on an actual basis with respect to the detailed reports provided to us in "2004
Section
F - Tab 1 through Tab 31."

5. Based on our review of the information provided to us with respect to the year ended December 31, 2004, it appears that the CODM regularly reviewed the operating results of two or more overlapping sets of components. We refer you to Section F of your correspondence provided to us. More specifically, we note the separate presentation of information for 1) products and services, including Transport products, Access and VQE Products, Data Products, Miscellaneous, and
Services; and 2) geographic information, including North America and possibly EMEA, Asia Pacific and Latin America. It is unclear to us whether there were segment managers responsible for product lines or segment managers responsible for geographic information.

* Tell us in detail how you evaluated paragraph 15 of SFAS 131 with respect to a matrix form of organization where certain managers are responsible for different products and service lines ... while other managers are responsible for specific geographic areas.

* At a minimum, it appears to us that you had more than one operating segment that would meet the definition as detailed by paragraph 10 of
SFAS 131.  Please advise or revise.

6. If you believe that some of your operating segments for the year ended December 31, 2004 can be aggregated, please provide us with your analysis of paragraph 17 of SFAS 131. Further, provide us with a detailed analysis of paragraphs 16-24 that supports your determination of your reportable segments.

7. As a result of our review of the information provided to your CODM as addressed in our comments above, we believe that you should reconsider your evaluation of your reporting units for the year ended
December 31, 2004 and prior periods under the guidance in paragraph
30 of SFAS 142 and EITF D-101.  Please advise or revise.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days via EDGAR or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



c.c. James M. Sheehan, General Counsel and Chief Administrative
Officer